FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-286173-03

Sent: Wednesday, March 4, 2026 11:05 AM
Subject: BMARK 2026-V21 XA -- Price Guidance (Public)(external)

BMARK 2026-V21 XA -- Price Guidance (Public)(external)

Co-Lead Managers & Joint Bookrunners: Goldman Sachs & Co. LLC (str), Deutsche Bank Securities, BMO Capital Markets, Barclays, Citigroup

Co-Managers: Academy Securities & Drexel Hamilton, LLC

Offered Certificates – Public

Class	Expected Ratings MDYs/Fitch/KBRA	Size($mm)	Proceeds($mm)	Price Guidance
X-A	NR/AAAsf/AAA(sf)	906.571	~57.05	J-85a
X-B	NR/A-sf/AAA(sf)	103.892	~3.38	*2pm ET Auction*

Pricing Assumptions:	100CPY to Call and relative to interpolated USD TSY
X-A Process:	Regular way syndication / book building
X-B Process:	Auction (Instructions Below)
Auction Instructions:	Bids will be due TODAY at 2pm ET. Bidders must bid for the entirety of the class. Best bid will be awarded the class

Collateral Summary

Initial Pool Balance:	$1,198,474,524
Number of Mortgage Loans:	41
Number of Mortgaged Properties:	68
Average Cut-off Date Balance:	$29,231,086
WA Mortgage Rate:	6.54250%
WA Rem. Term to Maturity/ARD (mos):	59
WA Rem. Amortization Term (mos):	360
WA Cut-off Date LTV Ratio:	59.6%
WA Maturity Date/ARD LTV Ratio:	59.4%
WA UW NCF DSCR:	1.84x
WA Debt Yield on Underwritten NOI:	12.5%

Property Types:	25.7% Mixed Use, 20.5% Office, 19.4% Hospitality, 16.0% Multifamily, 8.1% Industrial

Top 5 States:	14.2% New York, 13.2% California, 9.2% Pennsylvania, 9.0% Florida, 8.3% Texas

Risk Retention:	Vertical
Master Servicer:	KeyBank National Association
Special Servicer:	Torchlight Loan Services, LLC
Operating Advisor:	BellOak, LLC
Trustee:	Computershare Trust Company, National Association
Cert. Administrator:	Computershare Trust Company, National Association

Anticipated Timing

Anticipated Pricing:	Today
Anticipated Settlement:	March 26, 2026

Term Sheet

Available

Preliminary Prospectus

Available

Annex A-1

Available

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-286173) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and neither the issuer, Goldman Sachs nor any of their affiliates accept liability or responsibility for any alteration or change. Use of e-mail is at your own risk and it is important for you to protect against viruses.

Information, if any, contained herein or that we may otherwise provide to you regarding investor demand in the offering speaks only as of the time it is provided. Such information may be based on indications of interest that are subsequently amended or withdrawn. Also, the amount of securities, if any, allocated to an investor may be less than the amount for which the investor indicated interest in the offering. Note too that the aggregate amount of securities distributed in initial investor allocations may be less than the total amount of securities underwritten in the offering.

This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information is subject to change, completion or amendment from time to time. It does not purport to be a complete description of these securities or the offering. Please refer to the offering circular for a complete description. Any investment decision with respect to the securities should be made by you based upon the information contained in the offering memorandum relating to the securities. There can be no assurance that actual pricing will be completed at the indicated value(s).

This communication relates to an offering of securities that is exempt from the registration requirements of the Securities Act of 1933. You agree that you will not distribute or provide this information to any other person. Investors are urged to read the offering memorandum relating to these securities because it contains important information regarding the offering that is not included herein. A copy of the offering circular for the offering can be obtained from your Goldman Sachs sales person or Goldman Sachs & Co., 200 West St, New York, NY 10282 Attention: Prospectus Department (1-866-471-2526) or by email to prospectus-ny@gs.com.

This information is not an offer, recommendation, general solicitation or offering confirm of terms. No representation of accuracy or completeness is made or that you will achieve returns indicated. Assumption changes may materially impact returns. Price or availability may change without notice. Past performance is not indicative of future results. GS may have a position in any subject investment.

This information is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted

The foregoing also applies to any information provided in any subsequent discussion with you about the contents of this communication, regardless of the means of such subsequent discussion.

© Copyright 2026 Goldman Sachs. All rights reserved. See http://www.gs.com/disclaimer/email-salesandtrading.html for important risk disclosure, order handling practices, conflicts of interest and other terms and conditions relating to this e-mail and your reliance on information contained in it, as well as http://www.gs.com/disclaimer/ipo/ for prospectuses for recent initial public offerings to which this message may relate. This message may contain confidential or privileged information. If you are not the intended recipient, please advise us immediately and delete this message. See http://www.gs.com/disclaimer/email/ for further information on confidentiality and the risks of non-secure electronic communication. If you cannot access these links, please notify us by reply message and we will send the contents to you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.